

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2013

Via E-mail
Leigh Ginter
Chief Financial Officer
Norcraft Companies, Inc.
3020 Denmark Avenue, Suite 100
Eagan, MN 55121

>   **Re: Norcraft Companies, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 30, 2013**
>   **CIK No. 0001582616**

Dear Mr. Ginter:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3. We will process this draft registration statement and any amendment without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment in which it is included. Note that the price range's effect on disclosure throughout the registration statement may cause us to raise issues on areas upon which we have not commented previously.

4. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information. If you intend to rely on Rule 430A of Regulation C under the Securities Act, please note that Rule 430A does not allow for the omission before effectiveness of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering price range or the number of shares to be offered on the cover page. Also, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that you may exclude in reliance upon Rule 430A.

5. Please be advised that we may have additional comments when your IPO price range is disclosed and other blanks in your filing are completed.

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

7. We note that you intend to file by amendment certain exhibits, including organizational documents, consents, and the legal opinion. We may have comments on the opinion and other exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

8. Prior to the effectiveness of the registration statement, please arrange for a representative of FINRA to call us or confirm in writing that it has cleared the underwriting arrangements for the offering.

9. Please provide us copies of any artwork or other graphics that you intend to use as soon as possible for our review and comment.

10. Please supplementally advise as to whether you commissioned any of the reports by the market research firms on which you have relied. File consents as appropriate.

11. Please provide us with the supplemental support for each of the statistical claims included in your filing. For example, please provide to us a copy of the reports by Global Insight and Freedonia Group. To expedite our review, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each claim may be found in the marked supplemental materials.

12. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

13. With respect to claims of expertise and/or leadership, please provide third party support for your claims, or clearly indicate whether the statement is premised on management's opinion or belief. Refer to the following examples, which are non-exhaustive:

   - "[w]e are a leading manufacturer of kitchen and bathroom cabinetry . . . " page 1
   - "one of the most comprehensive product offerings in the industry . . ." page 1
   - ". . . industry leading EBITDA margins while gaining market share . . ." page 5

   In your response letter, please identify all places where revisions are made in response to this comment.

14. Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Market and Other Industry Data

15. We note the disclaimer that "[i]ndustry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed." We also note your statements that indicate that you have "not independently verified any of the data from third-party sources . . . ." Please note that you are responsible for the entire content of the registration statement. Since you may not directly or indirectly disclaim responsibility for information that you have chosen to include in the registration statement, including the forecasts that you cite, please revise your disclosure as appropriate.

Trademarks

16. Please move the information relating to your trademarks to a more appropriate place in the prospectus consistent with Rule 421(d) of Regulation C of the Securities Act of 1933.

Prospectus Summary

17. Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information rather merely listing generalized risk factors near the end of this section. Revise to include disclosure of your weaknesses or strategic challenges that is equally prominent as your claims of industry pre-eminence.

18. Please disclose your total indebtedness as of March 31, 2013 on page 1 of your prospectus where you discuss your net sales, adjusted EBITDA and net loss.

19. We note your disclosure under the section "Industry Overview and Trends" that "[i]n 2006, cabinet industry sales were $15.0 billion." Please revise to provide further context for the inclusion of this disclosure, specifically the use and applicability of information from 2006 immediately after your disclosure of cabinet industry sales in 2011 and projected sales by 2016.

20. Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required to repeat the detailed information in the prospectus. The detailed description of your business, competitive strengths, and strategy is unnecessary since you repeat them verbatim in the business section of the prospectus.

21. In light of your agreements with affiliates of each of SKM Equity Fund III, L.P. and Trimaran Fund II, L.L.C. to provide management services to you for a $1 million annual management fee, briefly disclose on page 11 the existence and significance of the aforementioned management services agreements and file them as exhibits. Please also disclose that the agreements expire upon a sale to an unaffiliated third party of substantially all of the company's assets or interests. Further, please also disclose here any board nominee rights held by your sponsors.

Reorganization, page 7

22. Please disclose in the first and second bullet points that the consideration received will be restricted shares of Norcraft Companies, Inc. common stock.

23. Please disclose what Norcraft GP, L.L.C. will receive in consideration for its general partnership interests in Norcraft Holdings, L.P. and Norcraft Companies, L.P.

The Offering, page 12

24. Here and in the Use of Proceeds section, please disclose how much of Norcraft Companies, L.P.'s outstanding senior secured second lien notes will be redeemed from the offering proceed.

Summary Consolidated Financial and Other Data, page 13

25. Please explain why you have included 2007 EBITDA and Adjusted EBITDA calculations in footnote (1).

26. Please revise your disclosures here and on page 41 to include a discussion of the material limitations of using the non-GAAP measures EBITDA and Adjusted EBITDA.

Risk Factors, page 16

General

27. Please review all of your risk factors to ensure that your disclosure is customized for your company and is as specific as possible. For example, to the extent you have experienced any problems in connection with the risks relating to your business and industry, please revise to describe these problems or provide brief examples of how you have been affected, if at all. In your response letter, please identify all places where revisions are made in response to this comment.

If We Cannot Adequately Protect Our Intellectual Property Rights . . ., page 21

28. We note your disclosure that you "rely on a combination of *patent*, trademark, domain name registration, copyright and trade secret laws in the U.S. and other jurisdictions" [emphasis added]. We contrast this with disclosure on pages ii and 65 that "[t]o date, we have not relied on patents in operating our business." Please revise to clarify this apparent inconsistency.

Our Level Of Indebtedness And Significant Debt Service Obligations Could Adversely Affect Our Financial Condition . . . , page 22

29. Please disclose the amount of your debt that will remain after this offering, including accrued interest.

We Have Limited Experience Managing A Public Company . . . , page 27

30. We do not understand this risk factor in light of fact that many of your officers and directors also serve in such capacities for Norcraft Companies, LP, which is a public reporting company. Please revise and advise.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page
44</u>

<u>Critical Accounting Policies, page 45</u>

<u>Indefinite-Lived Intangible Assets and Goodwill, page 46</u>

31. Please tell us the total number of reporting units you have, the number of reporting units
that include goodwill, and if applicable, how you aggregate reporting units to assess
goodwill impairment.

32. We note your disclosure that the first step of your impairment analysis indicated that the
fair values of your reporting units approximated or exceeded their carrying values. For
the reporting units where the fair value was not substantially in excess of the carrying
value, please revise your disclosures to identify the reporting unit, disclose the amount of
goodwill allocated to the reporting unit, and disclose the percentage by which fair value
exceeded carrying value. For the reporting units where fair value substantially exceeded
carrying value, please disclose that fact.

<u>Results of Operation, page 48</u>

33. We note your disclosure on pages 48 and 49 under "Net Sales" that your overall increase
in sales was "generally driven by industry growth" and that you also believe you
"continue to increase the Company's market share." Please revise your disclosure to
provide further clarification why you believe your market share has increased in the three
months ended March 31, 2013 as well as in the year ended December 31, 2012. We note
your disclosure on page 50 that your overall increase in sales for the year ended
December 31, 2011 was "generally driven by an increase in the Company's market share
resulting from promotional sales programs" [emphasis added]. To the extent your belief
in your increased market share in the periods ended March 31, 2013 and December 31,
2012 is a result of promotional sales programs, please so state and please provide further
detail regarding your sales programs. <u>See</u> SEC Release No. 33-8350.

34. In regard to your disclosures related to net sales, please disclose changes in your market
share during each period presented. In regard to your disclosures related to cost of sales,
please more fully address the negative trend in gross profit margin during each period
presented.

Liquidity and Capital Resources, page 51

Cash Flows, page 51

35. Please provide a more robust discussion of the factors that impacted operating cash flows during each period. Please specifically address the impact of and reasons for changes in working capital items.

36. To the extent that proceeds from this offering are not used to redeem all the outstanding 10.5% senior secured second lien notes, please address how you intend to repay or refinance the notes when due in 2015. If applicable, please address the potential risks and consequences of refinancing the notes.

Executive Compensation, page 72

Employment Agreements and Arrangements Upon Termination or Change of Control, page 73

37. We note your disclosure that targeted bonuses for each of Messrs. Buller, Swedeen and Wanninger are tied to certain financial and other performance objectives set by the board of managers of Norcraft GP. Please disclose the financial and other performance objectives.

Certain Relationships and Related Person Transactions, page 77

Employment Agreements, page 77

38. Please revise to remove your reference to "Compensation Discussion and Analysis" as this cross reference appears inapplicable.

Lock-Up Agreements, page 88

39. Please describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by any of your executive officers, directors and certain of your stockholders before the lock-up period's expiration.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1. Basis of Presentation, page F-7

40. Please disclose and discuss how you intend to account for the Reorganization, including: the exchange of Class A, B, and C units for common stock of Norcraft Companies, Inc.; the exchange of all the common stock in SKM Norcraft Corp. and Trimaran Cabinet

Corp. for common stock of Norcraft Companies, Inc.; the exchange of vested Class D
units for common stock of Norcraft Companies, Inc.; and the exchange of unvested Class
D units for restricted stock of Norcraft Companies, Inc. Please specifically address how
the exchange ratios will be determined. Please also address if SKM Norcraft Corp. and
Trimaran Cabinet Corp. currently have any operations.

2. Nature of Company, page F-7

41. We note that you have aggregated your four significant operating segments into one
reportable segment. Please provide us an analysis that supports your determination that
the four operating segments you aggregate meet all the aggregation criteria in ASC Topic
280-10-50-11, including similar economic characteristics. Also, please clarify if there are
any other operating segments in addition to these "four significant operating segments".
If there are, please explain your basis for presenting these segments in your financial
statements.

3. Significant Accounting Policies, page F-8
Display Cabinets, page F-9

42. Please explain to us how you determined that a 36 month amortization period is
appropriate for display cabinets. Please tell us how often display cabinets are generally
provided to dealers and what happens to older display cabinets when new display
cabinets are provided.

Intangible Assets, page F-9

43. Please explain to us how you determined that your brand names have indefinite lives.

6. Long-Term Debt, page F-14

44. In regard to your annual and interim condensed consolidating financial statements, please
address the following:
- Clarify if Norcraft Finance Corp. is "100% owned";
- Separately present the components of investing and financing cash flows;
- Clarify why Holdings had significant positive operating cash flows during the year
ended December 31, 2011; and
- Clarify how your presentation complies with Rule 3-10 of Regulation S-X.

8. Members' Equity (Deficit), page F-20
Members' Equity Subject to Put Request, page F-21

45. Please reconcile your disclosure that "As of December 31, 2012, 2011 and 2010, there
were $22.3 million, $22.1 million, and $21.8 million units subject to the put request" with

amounts disclosed on your balance sheets. Also, please more fully explain to us how you determined the change in equity subject to put request during each period presented.

14. Subsequent Events, page F-23

46. Please provide a subsequent events note in your interim financial statements.

Signatures, page II-6

47. Please include the signature of your Principal Accounting Officer or Controller. Alternatively, if any individual who will sign your registration statement also holds the position of Principal Accounting Officer or Controller, please advise us of such and confirm that you will identify that person in his or her capacity as Principal Accounting Officer or Controller on the signature page, as appropriate.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Carl P. Marcellino, Ropes & Gray LLP